Mail Stop 0308

      April 5, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. E. Lee Wyatt, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Sonic Automotive, Inc.
6415 Idlewood Road
Charlotte, NC 28212

	RE:	Form 10-K for the Year Ended December 31, 2004
      File No. 1-13395

Dear Mr. Wyatt:

		We have reviewed your filing and have the following comments which should be complied with in future filings. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

Item 6.  Selected Financial Data, page 13

2. Briefly describe, or cross-reference to a discussion of, business combinations and other factors that materially affect the comparability of the information for the periods presented. In addition, please disclose the amounts of amortization of goodwill for periods prior to adoption of SFAS 142 in footnote (3) to the table.
See Instruction 2 of Item 301 of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations, page 19

3. Please disclose the types of expenses that you include in the cost of sales line item. Please quantify and provide an analysis of material changes in cost of products and/or expenses included in cost of sales for each of the years presented. Please also provide an analysis of each of the changes in selling, general and administrative expenses you identify. For example, discuss why accounting and legal costs increased $5.9 million and other operating expenses increased $11.6 million in 2004 as compared to 2003. In addition, please discuss the results of your finance subsidiary classified in selling, general and administrative expenses for each period presented. Please refer to SEC Release No. 33-8350.

Future Liquidity Outlook, page 34

4. Please disclose the significant covenants of your revolving and floor plan facilities and the indenture governing your senior subordinated notes. Please also disclose the effects of noncompliance with covenants and the existence of cross-default provisions contained in your debt agreements. In addition, please discuss the extent of headroom in the financial covenants of your credit facilities and the likelihood of your compliance for the foreseeable future.

5. Please include scheduled interest payments in your table of contractual obligations. Estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Refer to Item 303(5) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-5

6. Please tell us the items and their amounts included in the gain/loss on disposal of assets line item for each of the years presented.


Notes to Consolidated Financial Statements
General

7. We note that the ability of your subsidiaries to pay dividends or make loans to you is subject to contractual limitations under your floor plan facilities and minimum net capital requirements under manufacturer franchise agreements. Please tell us if the restricted net assets of your consolidated subsidiaries and your equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of your most recently completed year. If so, please describe the restrictions on the ability of your consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose the amounts of such restricted net assets as of the date of the most recent balance sheet provided. See
Rule 4-08(e)(3) of Regulation S-X. Please also discuss the effects of such restrictions on your liquidity in Management`s Discussion and
Analysis of Financial Condition and Results of Operations.

Note 1.  Description of Business and Summary of Significant
Accounting Policies
Principles of Consolidation, page F-6

8. Please indicate, if so, that your subsidiaries are wholly-owned.
Also, describe the principles followed in determining whether to include or exclude subsidiaries in your consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Reclassifications, page F-6

9. You disclose that a portion of bad debt expense from Cornerstone`s finance contracts has been reclassified from cost of sales to selling, general and administrative expenses. Please tell us the portion of bad debt expense that is classified as cost of sales for each year presented and why such amounts are classified as cost of sales as opposed to selling, general and administrative expenses.

Revenue Recognition, page F-6

10. Please disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowances for doubtful accounts receivable and commission chargebacks either in the notes to your financial statements or in Schedule II as required by Rule 5-04(a)(2)
of Regulation S-X. If you file Schedule II, please include an opinion from your independent accountants covering the schedule.

Property and Equipment, page F-8

11. Please disclose the facts and circumstances leading to the impairment charges included in continuing and discontinued operations for each of the years presented and the caption in your income statement that includes impairment charges classified in continuing operations. Please refer to paragraph 26 of SFAS 144. Tell us whether the impairment charges include impairment expense related to franchise agreements disclosed in Note 5. We note that you separately disclosed impairment of franchise agreements in your statements of cash flows. Please tell us how you classified impairment charges on other long-lived assets in your statements of cash flows.

Goodwill, page F-9

12. Please tell us how you allocate goodwill of divisions to dealerships and franchises classified as assets held for sale.
Please refer to paragraph 30 of SFAS 142.

Advertising, page F-12

13. Please disclose the amount of earned manufacturer credits that are reimbursements for specific, identifiable and incremental costs credited against advertising costs for each of the years presented.
Consider discussing the variability of earned manufacturer credits in your discussion of advertising expense in Management`s Discussion and
Analysis of Financial Condition and Results of Operations.

Note 2.  Business Acquisitions and Dispositions, page F-14

14. Please tell us and disclose the factors you consider in reaching your determination that the operations and cash flows of franchises reported in discontinued operations have been or will be eliminated from your on-going operations as a result of the dispositions. In doing so, please specifically discuss the likelihood of the migration of customers of the franchises sold and held for sale to similar franchises that you own in the same geographic markets.

15. Please disclose the carrying amounts of the major classes of assets and liabilities of franchises classified as held for sale for each year presented either on the face of your consolidated balance sheets or in the notes to your financial statements. See paragraphs
46 and 47(a) of SFAS 144. Please tell us whether you recognized a loss for any initial write-down to fair value less cost to sell of the franchises held for sale. If so, please disclose the amount of the loss recognized as required by paragraph 47(b) of SFAS 144. Please also tell us why the other assets and liabilities of dealerships approved for sale are not presented separately in your consolidated balance sheets in accordance with paragraph 46 of SFAS
144.

Note 4.  Property and Equipment, page F-16

16. Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12. You may do so in the statements of cash flows to the extent you separately state amortization expense.

17. Please tell us how you determined the carrying amount of real estate and construction costs on facilities that are or were expected to be completed and sold in sale-leaseback transactions within one year and whether you recognized a loss for any write-down to fair value less cost to sell. Please explain to us why you meet each of the criteria in paragraph 30 of SFAS 144 for both facilities completed and facilities not completed. In doing so, please explain why it is probable that each of the criteria in paragraph 30, other than the one-year requirement in paragraph 30(d), not met at the acquisition date will be met within a short period following acquisition.

18. Please tell us how you account for gains and losses on the sale-leaseback of dealership equipment. Please confirm to us that your sale-leaseback transactions do not contain any residual value guarantees and purchase options at other than fair value.

Note 6. Long-Term Debt

19. Please describe the covenants that could restrict or prohibit the payment of dividends contained in your debt agreements and the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.

Note 11.  Commitments and Contingencies, page F-28

20. You disclose that your facility lease agreements do not contain provisions for contingent rent. However, in Management`s Discussion and Analysis of Financial Condition and Results of Operations you disclose that lease payments vary based on interest rates. Increases or decreases in lease payments that result from changes in the interest rates subsequent to the inception of a lease are contingent rentals as defined in SFAS 29. Please tell us how you determine the amounts of future minimum lease payments and clarify your disclosure.
Please disclose the amounts of rent expense related to contingent rentals for each period presented as required by paragraph 16(c) of
SFAS 13.

Note 12.  Summary of Selected Financial Data (Unaudited), page F-
30

21. Please disclose the effect of adopting EITF 04-08 on diluted earnings per share for each quarterly period where the amounts differ from amounts previously reported. Please also describe the effect of discontinued operations recognized in each quarter. See paragraphs
(a)(2) and (a)(3) of Item 302 of Regulation S-K.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson at (202) 942-1935 or Donna Di Silvo at
202-942-1852, or in their absence, to the undersigned at (202)
942-
2823.

							Sincerely,



								Mike Moran
								Accounting Branch Chief
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April 5, 2005
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